Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


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WHIRLPOOL COMMUNICATION PLAN
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EMPLOYEE Q&A
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About Whirlpool's proposal for Maytag.

1.    WHAT DOES THIS TRANSACTION MEAN FOR ME?

      Today's announcement does not impact you or change the workday in any way -- we should move forward in "business as usual" mode.

2. WILL THERE BE LAYOFFS? IF SO, HOW MANY EMPLOYEES WILL BE AFFECTED, IN WHAT LOCATIONS, AND WHEN?

      We are at the very beginning of the process, so it's too early to speculate on what may or may not happen.

3.    WHY DOES THIS TRANSACTION MAKE SENSE FOR WHIRLPOOL?

      We believe that combining Whirlpool and Maytag would bring tremendous benefits to both companies, as well as to our respective shareholders, trade customers, consumers and employees. Whirlpool has a strong track record of investing in innovation, quality, customer service and a robust supply chain. By combining these resources, we believe we can reinvigorate the Maytag brand.

      This proposed acquisition, if completed, would complement our strategy to build customer loyalty through strong brands. With Maytag's brands, our brand portfolio increases our ability to reach an even broader consumer market.

4.    WHAT HAPPENS NEXT?

      We will evaluate our alternatives after Maytag's board responds to our proposal. Hopefully the next step will be for us to begin due diligence and talks with Maytag's management.

5.    IF WE FAIL TO COMPLETE THIS TRANSACTION, WHAT DOES IT MEAN FOR WHIRLPOOL?

      Whirlpool is in great shape with solid brands and is well positioned in its markets, with excellent performance and growth prospects on our own.

6. I'VE READ THAT MAYTAG HAS ALREADY RECEIVED TWO OTHER BIDS. ARE WE CONCERNED ABOUT OTHER BIDDERS? WHO ELSE MIGHT JUMP IN?

      We're confident that we've made a compelling offer that is financially and strategically superior to any competing offer. Beyond that, we can't speculate.

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7.    HOW WILL THE PROPOSED MERGER INTEGRATION WORK?

      It is premature to speculate as to specifics at this time.

8.    WHAT WILL BE THE COMBINED ENTITY'S NAME? ITS HEADQUARTERS? ITS CEO?

      It's premature to get into specifics at this time. But, remember we view this proposal, if it becomes a reality, as positive for Whirlpool. We enter into it from a position of strength -- as the world leader in manufacturing and marketing quality home appliances.

9.    IS HAIER STILL INTERESTED IN BUYING MAYTAG?

      Maytag Corporation reported on Tuesday that Haier and its two private equity partners have dropped out of the bidding for ownership of Maytag Corp. As a result, that leaves Whirlpool and Ripplewood Holding LLC as the two parties that have announced interest in buying Maytag.

10.   WHAT DOES HAIER'S WITHDRAWAL MEAN FOR US?

      Haier's withdrawal does not affect Whirlpool's interest in acquiring
      Maytag.

      We have said we believe that combining Whirlpool and Maytag would bring tremendous benefits to both companies, as well as to our respective shareholders, trade customers, consumers and employees. Whirlpool has a strong track record of investing in innovation, quality, customer service and a robust supply chain. By combining these resources, we believe we can reinvigorate the Maytag brand.

      This proposed acquisition, if completed, would complement our strategy to build customer loyalty through strong brands. With Maytag's brands, our brand portfolio increases our ability to reach an even broader consumer market.


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                              IMPORTANT INFORMATION

This material may contain forward-looking statements that speak only as of this date. The company disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although the company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. A discussion of certain factors that could cause results to differ materially from those anticipated is found in the company's most recently filed Form 10-Q or Form 10-K. Other recent factors are whether the company's proposal to acquire Maytag Corporation will be successful and, if the acquisition is completed, whether the expected synergies will be realized.

This material is not a substitute for the prospectus/proxy statement Whirlpool and Maytag would file with the Securities and Exchange Commission if a negotiated agreement with Maytag is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information. The prospectus/proxy statement would be, and other documents filed by Whirlpool and Maytag with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Investor Relations.

Whirlpool is not currently engaged in a solicitation of proxies from the stockholders of Maytag in connection with Whirlpool's proposed acquisition of Maytag. If a proxy solicitation commences, Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participants in such solicitation. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag would file if a negotiated agreement with Maytag is reached.